UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)1

SBA Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

78388J106

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78388J106

SCHEDULE 13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard B. Worley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 1,647,281
6. Shared Voting Power 6,513,606
7. Sole Dispositive Power 1,647,281
8. Shared Dispositive Power 6,513,606

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,160,887
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78388J106

SCHEDULE 13G*

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Permit Capital Telecom, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 6,396,466
7. Sole Dispositive Power 0
8. Shared Dispositive Power 6,396,466

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,466
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 78388J106

SCHEDULE 13G*

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Permit Capital GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 6,513,606
7. Sole Dispositive Power 0
8. Shared Dispositive Power 6,513,606

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,513,606
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 78388J106

SCHEDULE 13G*

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Permit Capital GP, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 6,513,606
7. Sole Dispositive Power 0
8. Shared Dispositive Power 6,513,606

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,513,606
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a)	Name of Issuer: SBA Communications Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices: One Town Center Road, Third Floor, Boca Raton, Florida 33468

Item 2(a)

Name of Person Filing:

This Schedule 13G is filed on behalf of Richard B. Worley; Permit Capital Telecom, L.P.; Permit Capital GP, L.P.; and Permit Capital GP, Inc.; (the “Reporting Persons”).

This Schedule 13G constitutes Amendment No. 8 to the Schedule 13D originally filed on February 18, 2003 by Richard B. Worley (“Mr. Worley”), Permit Capital Telecom L.P. (“Telecom”), Permit Capital GP, L.P. (“PCGPLP”), and Permit Capital GP, Inc. (“PCGP”). No further amendments will be filed by such persons on Schedule 13D with respect to their beneficial ownership of Common Stock of the Issuer so long as they remain entitled to report their beneficial ownership on Schedule 13G.

Item 2(b)	Address of Principal Business Offices: 100 Front Street, Suite 900, West Conshohocken, PA 19428.

Item 2(c)	Citizenship: Mr. Worley is a citizen of the U.S.A. The place of organization for Telecom, and PCGPLP is Delaware. The place of organization for PCGP is Pennsylvania.

Item 2(d)	Title of Class of Securities: Class A Common Stock

Item 2(e)	CUSIP Number: 78388J106

Item 3

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)  ☐  Broker or dealer registered under Section 15 of the Exchange Act

(b)  ☐  Bank as defined in Section 3(a)(6) of the Exchange Act

(c)  ☐  Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)  ☐  Investment company registered under Section 8 of the Investment Company Act

(e)  ☐  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)  ☐  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)  ☐  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)  ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)  ☐  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
            Investment Company Act

(j)  ☐  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

For purposes of Section 13(d), as of December 31, 2005, Mr. Worley may be deemed to beneficially own an aggregate of 8,160,887 Shares, consisting of (a) 1,647,281 Shares held by Mr. Worley directly, (b) 6,396,466 Shares held by Telecom, and (c) 117,140 Shares held by Permit Capital Enterprise Fund, L.P. (“Enterprise”) where (i) Mr. Worley is the sole stockholder of PCGP, (ii) PCGP is the general partner of PCGPLP, and (iii) PCGPLP is the general partner of Telecom and Enterprise. Mr. Worley disclaims beneficial ownership of any Shares held by Telecom or Enterprise. Telecom holds 6,396,466 Shares directly. Enterprise holds 117,140 Shares directly. For purposes of Section 13(d), both PCGP and PCGPLP may be deemed to beneficially own an aggregate of 6,513,606 Shares held by Telecom and Enterprise where (i) PCGP is the general partner of PCGPLP, and (ii) PCGPLP is the general partner of Telecom and Enterprise. Each of PCGP and PCGPLP disclaim beneficial ownership of any Shares held by Telecom or Enterprise.

(b) Percent of class:*

* See the Cover Pages for each of the Reporting Persons.

(c) Number of shares as to which the person has:*

(i) Sole power to vote or to direct the vote:*

(ii) Shared power to vote or to direct the vote:*

(iii) Sole power to dispose or to direct the disposition of:*

(iv) Shared power to dispose or to direct the disposition of:*

* See the Cover Pages for each of the Reporting Persons.

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8	Identification and Classification of Members of the Group. Not applicable

Item 9	Notice of Dissolution of Group. Not applicable

Item 10

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006	Richard B. Worley
	Name:	Richard B. Worley, an individual

Permit Capital Telecom, L.P.

	By:	Permit Capital GP, L.P. its General Partner

		By:	Permit Capital GP, Inc. its General Partner

			By:	/s/ Ronald Reese
Ronald Reese Vice President

Permit Capital GP, L.P

	By:	Permit Capital GP, Inc. its General Partner

		By:	/s/ Ronald Reese
Ronald Reese Vice President

Permit Capital GP, Inc.

	By:	/s/ Ronald Reese
Ronald Reese Vice President